Exhibit 99.1

NLS Pharmaceutics and Kadimastem Announce the Submission of a Request by Kadimastem and iTolerance, Inc. for an FDA Pre-IND Meeting for an Innovative Breakthrough Type 1 Diabetes Treatment

●	This submission comes after successful INTERACT meeting with the FDA earlier this year.

●	NLS Pharmaceutics and Kadimastem working to close merger by the end of January 2025

ZURICH, SWITZERLAND and NESS ZIONA, ISRAEL, December 19, 2024. NLS Pharmaceutics Ltd. (Nasdaq: NLSP”) and Kadimastem Ltd. (“Kadimastem”), a clinical-stage company specializing in “off-the-shelf” allogeneic cell therapy products for neurodegenerative diseases and diabetes, announced today in collaboration with iTolerance, Inc, (“iTolerance”) a Miami-based regenerative medicine company, that a request for a Pre-Investigational New Drug (“Pre-IND”) meeting has been submitted by Kadimastem and iTolerance to the U.S. Food and Drug Administration (“FDA”) for iTOL102, an investigational biologic consisting of allogenic human stem cell-derived pancreatic islets combined with an immunomodulator for the treatment of Type 1 Diabetes. Kadimastem believes that this collaboration signifies a potentially transformative step in diabetes treatment.

This submission comes after a successful INTERACT (“Initial Targeted Engagement for Regulatory Advice on CBER/CDER Products”) meeting, which is a meeting at a specific time early in the product development, between Kadimastem, iTolerance, and the FDA earlier this year. The submission is a significant milestone toward the clinical development of iTOL102, an on-going collaborative research initiative between iTolerance and Kadimastem, funded in part by the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). iTOL102 combines iTolerance’s proprietary SA-FasL microgel (known as iTOL-100), an immune modulator, and IsletRx, insulin-producing islet cells derived from human pluripotent stem cells, to generate an innovative treatment intended for the potential cure of type 1 diabetes.

iTOL-100, an immunomodulatory microgel technology being developed by iTolerance is designed to reduce or eliminate the need for life-long chronic systemic immunosuppression following transplantation of allogenic cells. In a preclinical diabetic rodent model designed by iTolerance, iTOL-100 was shown by iTolerance to be compatible with Kadimastem’s IsletRx human stem cell-derived islets.

Kadimastem’s IsletRx is a clinical-grade product comprising human pancreatic islet-like cells capable of secreting insulin. IsletRx, a preparation of human stem cell-derived islets developed by Kadimastem, is a scalable and virtually unlimited source of insulin-producing cells which could address the critical shortage of donor islets for transplantation. This innovative therapy may effectively detect glucose levels in the body and produce the necessary amounts of insulin and glucagon.

The iTOL102 product was evaluated at the fast-track center for testing at the Diabetes Research Institute (“DRI”) at the University of Miami School of Medicine, where it was designated by DRI to be a novel combination of tolerance-inducing agent and human stem cell-derived islets demonstrating functional insulin release and disease reversal in an animal model.

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem, stated, “This requested Pre-IND meeting is a crucial step in our development of iTOL 102 and towards bringing this potential breakthrough therapy to the market. We are committed to advancing our innovative IsletRx cell product and are excited about the potential of combining it with iTolerance’s immunomodulatory technology to create a potential cure for Type 1 diabetes.”

iTolerance Chief Executive Officer, Dr. Anthony Japour, added, “The submission of a request for a Pre-IND meeting with the FDA underscores our commitment to addressing the critical need for a diabetes cure with an off-the shelf human allogenic stem cell-derived pancreatic islet product together with iTolerance’s proprietary immunomodulator, iTOL-100, that may reduce or obviate the need for life-long immunosuppression following transplantation. By working closely with Kadimastem, we believe we can unlock the potential for cell therapies for the treatment, and potential cure of Type 1 diabetes.”

Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics, commented, “We are confident that our pending merger with Kadimastem, once completed, will add significant value to the combined company’s pipeline, bringing valuable assets and a promising growth trajectory. We are working toward the merger closing by the end of January and remain optimistic about the positive impact it will have on our future.”

As previously reported, NLS Pharmaceuticals and Kadimastem entered into an agreement and plan of merger in November 2024. The merger is subject to closing conditions, including the approval of the shareholders of each of the NLS Pharmaceutics and Kadimastem.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists. NLS is focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com, the content of which is not part of this press release.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

About iTolerance, Inc.

iTolerance is an early-stage privately-held regenerative medicine company developing technologies to enable tissue, organoid or cell therapy without requiring life-long immunosuppression. Leveraging its proprietary biotechnology-derived Streptavidin-FasL fusion protein/biotin-PEG microgel (SA-FasL microgel) platform technology, iTOL-100, iTolerance is advancing a pipeline of programs using both allogenic pancreatic islets and stem cells that have the potential to cure diseases. Utilizing iTOL-100 to induce local immune tolerance, iTolerance is developing its lead indication as a potential cure for Type 1 Diabetes without the need for life-long immunosuppression. Additionally, iTolerance is developing iTOL-201 for treating liver failure by utilizing hepatocytes and iTOL-401 as a nanoparticle formulation for large organ transplants without the need for life-long immunosuppression. For more information, please visit itolerance.com, the content of which is not a part of this press release.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the submission of a request for a Pre-IND meeting with the FDA, the positive impact and expected timing of the closing of the merger between NLS Pharmaceutics and Kadimastem and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders and the potential benefits of the iTOL-102 product, including its safety and efficacy . These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to have a successful meeting with the FDA, complete the merger on the proposed terms, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed merger between NLS Pharmaceutics and Kadimastem, NLS Pharmaceutics intends to file a registration statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS Pharmaceutics may also file other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the proxy statement/prospectus or any other document that NLS Pharmaceutics may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS Pharmaceutics, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS Pharmaceutics and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS Pharmaceutics, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS Pharmaceutics’’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

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NLS Pharmaceutics Contacts:

InvestorRelations@nls-pharma.com
www.nlspharma.com

Kadimastem Contacts:

Sara Bazak, Investors relationship

s.bazak@kadimastem.com

www.kadimastem.com

iTolerance Contacts:

Jenene Thomas

JTC Team, LLC

iTolerance@jtcir.com

sr@roberts-communications.com

https://itolerance.com/

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